All the right pieces

January 2012


Customer Service Focus
Solid Asset Quality
Exceptional Shareholder Returns
Strong Dividend Growth and Yield
Record of Strategic and Successful Acquisitions

Community Bank System, Inc.

Forward-looking Statement

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Community Bank System's long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by use of such words as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," and other similar expressions.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

- risks related to credit quality, interest rate sensitivity and liquidity;
- the strength of the U.S. economy in general and the strength of the local economies where Community Bank System conducts its business;
- the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
- inflation, interest rate, market and monetary fluctuations;
- the timely development of new products and services and customer perception of the overall value thereof (including, but not limited to, features, pricing and quality) compared to competing products and services;
- the success of marketing efforts in attracting or retaining customers;
- competition from providers of products and services that compete with Community Bank System's businesses;
- changes in consumer spending, borrowing and savings habits;
- technological changes and implementation and cost/financial risks with respect to transitioning to new computer and technology based systems involving large multi-year contracts;
- any acquisitions or mergers that might be considered or consummated by Community Bank System and the costs and factors associated therewith, including differences in the actual financial results of the acquisition or merger compared to expectations and the realization of anticipated cost savings and revenue enhancements;
- Community Bank System's ability to maintain and increase market share and control expenses;
- the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting Community Bank System's respective businesses, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry, specifically the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and
- changes in Community Bank System's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets.

You should refer to Community Bank System's periodic and current reports filed with the Securities and Exchange Commission for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

Registration Statement and Prospectus

Community Bank System, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Community Bank System has filed with the SEC for more complete information about Community Bank System and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling RBC Capital Markets Corporation at (212) 428-6200.

Offering Summary

• Issuer:	Community Bank System, Inc. (NYSE: CBU)
• Size:	$50 million
• Offering Type:	100% Primary stock
• Over-Allotment Option:	15%
• Lockup:	90 days
• Use of Proceeds:	To support the acquisition of 19 branches with $955 million in deposits and select loans from First Niagara and HSBC in Upstate New York, and for general corporate purposes
• Sole Book-runner:	RBC Capital Markets
• Co-managers:	Raymond James, Sandler O'Neill + Partners, L.P
• Current Stock Price:	$28.35 (Close – January 20, 2012)
• 52-week High / Low:	$28.91 / $21.67
• Current Dividend:	$0.26 / share (quarterly)
• Current Dividend Yield:	3.67% (annualized, based on $28.35 share price)

Fiscal 2011 Overview

- Record 2011 earnings of $73.1 million, or $2.01 per share, up 15.5% over the twelve months ended December 31, 2010. 2011 net income included $4.8 million ($0.09 per share after-tax) of acquisition expenses related to the acquisition of The Wilber Corporation in early April.
  - Net interest margin of 4.06% Q4 2011
  - Efficiency ratio of 57.2% in Q4 2011*
  - Non-interest income growth of 0.5% year-on-year
  - Loans essentially flat from Q3 2011 due primarily to seasonal variances
- Increased profitability in 2011
  - 1.18% ROA and 10.37% ROE in 2011
- Strong asset quality metrics continue to be markedly better than comparative peer and industry averages
  - NPAs/Assets: 0.49% in Q4 2011 vs. 0.38% in Q4 2010
  - NCOs/Avg. Loans: 0.21% in Q4 2011 vs. 0.26% in Q4 2010
- Wilber acquisition exceeding expectations
- Top tier shareholder returns
  - 2-year annualized Total Shareholder Return of 25.0%
  - 4-year annualized Total Shareholder Return of 13.5%

Note: Efficiency ratio is a non-GAAP measure and is calculated as the amount of non-interest expenses divided by total revenues. The ratio excludes intangible amortization, gain (loss) on investment securities & debt extinguishments, goodwill impairment, and special charges/acquisition expenses.

Acquisition of 19 branches and $955 million in deposits from HSBC / FNFG



Branch Network
Administrative Offices
COMMUNITY BANK, N.A. New York Branches
First Liberty Bank & Trust Pennsylvania Branches
HSBC and First Niagara Branches
(to be acquired in pending transaction)
New York
1-mile overlap:
9 branches (47%)
Community Bank N.A.
Canton
Utica
Olean
Pennsylvania
First Liberty
BANK & TRUST

Strategic Rationale

- Strengthen market presence in core Upstate NY markets
- Low-risk, highly accretive transaction with significant branch overlap
- Leveraging core competency – highly successful previous branch acquisitions – 18 branches and $565mm deposits from RBS Citizens in 2008 and 36 branches and $473mm deposits from Fleet in 2001
- Attractive, core, deposit funding with weighted average cost of 30bps

Other

- Loans: $218 mm / 22.8%, all performing
- Liquidity Deployment
  - Conservative loan growth - $40mm over five years
  - Investments yield of 2.1%
- Expected Closing: Q3 2012



Transaction & Savings
CDs
Public
Total Deposits: $955mm
Cost: 0.30%
12%
5%
83%

Pro Forma Impact

Meaningful Economic Returns:

- Neutral to 2012 EPS (excl. one-timers)
- 4% - 5% accretive to 2013 GAAP EPS, 5% - 7% accretive to 2013 Cash EPS
- Accretive to ROE
- Internal rate of return well above cost of capital
- Minimal TBV dilution (2.2%) and earn back period < 6 months*

Maintaining Solid Capital Levels:

	Standalone 12/31/2011	Pro Forma At Close*
• TCE / TA	7.1%	6.5%
• Tier 1 Leverage	8.4%	7.5%
• Tier 1 Risk Based Capital	14.3%	13.8%
• Total Risk Based Capital	15.5%	14.8%

* Estimated as of June 30, 2012 and pro forma for capital raise. TBV is a non-GAAP measure, please Appendix for details.

Company Profile

- Successful, growing community bank headquartered outside of Syracuse, N.Y.
- One of the largest community banks based in Upstate New York with $6.5 billion in assets.
- More than 170 customer facilities across Upstate New York and Northeast Pennsylvania.
  - **NY: Community Bank, N.A.**
  - **PA: First Liberty Bank & Trust**
- Dominant market share: 1st or 2nd in 70% of the towns where we do business

Company Profile

As of December 31, 2011:

• Assets	$ 6.49 billion
• Loans	$ 3.47 billion
• Deposits	$ 4.80 billion
• Shareholders' Equity	$0.77 billion
• Market Capitalization *(at 12/31/11 closing price of $27.80)*	$1.03 billion

Company Profile

- Diversified financial services products via branches and subsidiaries:
  - Wealth Management Group
    - Personal Trust Services
    - Nottingham Advisors (offices in Buffalo, NY and North Palm Beach, FL)
    - Community Investment Services, Inc. (Investment Advisory/Brokerage services)
    - CBNA Insurance Agency (Northern New York)
  - Benefit Plans Administration and Consulting
    - Benefit Plans Administrative Services, Harbridge Consulting Group, and Hand Benefits & Trust
      - Employee benefit plans administration, actuarial and consulting services, collective investment trust administration
      - Offices in Syracuse , Utica and Metro-NY; Pittsburgh and Philadelphia, PA; Houston, TX

Shareholder Profile

December 31, 2011 or Most Recent Data Available		Dollars (000's)	% Shares Outstanding	# of Owners
Total Shares Outstanding	36,986	$ 1,028,211	—	—
Shares Held by Institutions	21,304	$ 592,251	57.6%	171
Insiders	2,007	$ 55,795	5.4%	20
401(k) Plan	1,020	$ 28,356	2.8%	1,860
Pension Plan	430	$ 11,954	1.2%	1
Dividend Reinvestment Plan	919	$ 25,548	2.5%	1,597

CBU Price at December 31, 2011: $ 27.80

Operating Strategy

- Market-leading branch system serving predominantly non-urban markets; decentralized decision-making; focus on core accounts.
- Investment in noninterest revenues.
- Growth model that leverages both organic and acquired opportunities.

Consistent and Favorable Financial Results

(2006 - 2011)	CAGR
• Net income	14.6%
• Net income per share (diluted)	11.0%
• Non-interest income	12.1%
• Dividends per share	6.2%

Recent Accomplishments

- Improved Operating EPS by 10% in 2011, over 2010.
  - Reported all-time record earnings in 2011 (second consecutive year).
- Maintained solid asset quality.
- Improved our funding mix with significant gains in core deposits.
- Completed the acquisition of the Wilber Corporation in April 2011.
- Enhanced our award-winning customer service model.
- Ranked 4th best in an analysis of America's best and worst large banks by Forbes Magazine.
- Named to 2011 Bank & Thrift SM – All Stars by Sandler O'Neill & Partners

Note: Operating earnings are a non-GAAP measure and exclude one time merger related expenses. Please see Appendix for details.

2011 Performance Summary

	2011 Results (In Millions)	% Change From 2010
• Net interest income	$209.4	15.3%
• Non-interest income	$ 89.2	0.5%
• Operating expenses	$185.5	5.7%
• Provision for loan losses	$ 4.7	(34.3%)
• Net income	$ 76.5	19.0%
• Operating EPS (diluted)	$ 2.10	10.0%
• Return on assets	1.24%	5.1%
• Return on equity	10.84%	0.2%
• Net interest margin	4.07%	0.7%

Note: Operating earnings are a non-GAAP measure and exclude one time merger related expenses. Please see Appendix for details.

Capital Growth and Stability



Shareholders' Equity (in millions)
$800
$600
$400
$200
$0
15%
10%
5%
0%
Tangible Equity/Assets
Tier I Leverage Ratio
$775
8.38%
7.12%
$545
7.22%
4.74%
$458
7.57%
5.93%
6.73%
$268
4.09%
2001
2005
2008
2011
Shareholders' Equity
Tangible Equity/Assets
Tier I Ratio

Note: Tangible Equity and Tangible Assets are non-GAAP measures. Please see Appendix for details.

Strategy Element #1

Market-leading Branch System
Focused on Core Accounts

- Emphasize responsive, local decision-making and customer support.
- Focus on generating and retaining core deposit accounts.
- Mostly non-urban markets where leadership positions can be earned.

Geographic Profile



Administrative/Operations Centers
Community Bank, N.A. Branches
First Liberty Bank & Trust Branches
Former Wilber Bank Branches
Financial Services Centers

Northern New York Region

Branches: 52

Deposits: $1.6 billion



Administrative/Operations Centers
Community Bank, N.A. Branches
First Liberty Bank & Trust Branches
Former Wilber Bank Branches
Financial Services Centers

Southern New York Region

Branches: 69

Deposits: $1.6 billion



Administrative/Operations Centers
Community Bank, N.A. Branches
First Liberty Bank & Trust Branches
Former Wilber Bank Branches
Financial Services Centers

Central New York Region

Branches: 22

Deposits: $0.8 billion


Former Wilber Bank Branches

Pennsylvania Region

Branches: 27

Deposits: $0.8 billion



Administrative/Operations Centers
Community Bank, N.A. Branches
First Liberty Bank & Trust Branches
Former Wilber Bank Branches
Financial Services Centers

Core Deposit Strength and Focus



14%
5%
19%
4%
58%
Demand (non-interest)
Interest Checking, Savings & Money Market Accounts
Time Deposits Over $100K
Time Deposits Under $100K
Individual Retirement Accounts (IRAs)

77% of Funding in Core (non-time) Accounts

Loan Growth



(in millions)
$4,000
$3,000
$2,000
$1,000
$0
1,807
2,358
2,702
3,136
3,026
3,471
630
831
960
1,059
1,023
1,266
2002
2004
2006
2008
2010
2011
Consumer Loans
Business Loans

9-year CAGR: 7.1%

Loan Portfolio Balance


35.0%
29.7%
35.3%
Consumer Installment Including Home Equity
Business / Commercial
Residential Mortgage

Asset Quality

Nonperforming Loans to Total Loans


5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.51%
0.96%
2.36%
4.33%
3.83%
3.47%
0.47%
0.32%
0.40%
0.61%
0.62%
0.67%
2006
2007
2008
2009
2010
2011
CBU
UPBR Peer Group

Note: Excludes acquired loans.

Asset Quality



Net Charge-offs to Average Loans
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.29%
0.97%
1.66%
1.86%
1.88%
0.94%
0.24%
0.10%
0.20%
0.24%
0.21%
0.15%
2006
2007
2008
2009
2010
2011
CBU
UBPR Peer Group

Strategy Element #2

Continue to Grow Noninterest Revenues

- Banking Services
- Benefits Administration and Consulting
- Wealth Management

Growth In Noninterest Income

(excluding securities gains/losses and debt extinguishment)


(in millions)
$100
$75
$50
$25
$0
2002
2004
2006
2008
2011
5.3
6.5
18.3
9.2
7.1
27.6
13.2
7.4
31.1
25.8
8.6
38.8
31.6
10.7
47.0
Benefit Plan Services
Wealth Management
Banking Services

Noninterest Income/ Operating Income = 29.9% in 2011.

Benefit Plan Administration & Consulting Revenue

- Defined Contribution Plan Benefit Administration
- Actuarial Services
- Health Care and Benefit Plan Consulting
- Collective Investment Fund Administration
- Flex Plan Administration

Benefit Plan Administration & Consulting Revenue



(in millions)
$35
$30
$25
$20
$15
$10
$5
$0
$5.3
$9.2
$13.2
$25.8
$31.6
2002
2004
2006
2008
2011

9-year CAGR: 22.0%

Strategy Element #3: Growth Model

Banking Acquisitions

	# of Branches	Assets (in millions)
Branch Acquisitions		
November 2008	18	$ 575
December 2004	1	$ 32
November 2001	36	$ 473
Whole-Bank Acquisitions		
April 2011	22	$ 870
June 2007	5	$ 100
December 2006	4	$ 95
August 2006	2	$ 208
May 2004	3	$ 275
November 2003	12	$ 280
September 2003	1	$ 29
May 2001	13	$ 648
January 2001	5	$ 111

Strategy Element #3: Growth Model

Financial Services Acquisitions

	Year
• CAI Benefits, Inc.	2011
• Alliance Benefit Group – MidAtlantic	2008
• CBNA Insurance Agency	2007
• Hand Benefits & Trust	2007
• Harbridge Consulting Group	2003
• Nottingham Advisors	1999
• Benefits Plans Administrative Services	1997

Wilber Corporation Acquisition Highlights

Franchise:

- **Offered significant size in new markets and is a natural market extension into an adjacent region with similar demographic profile**
  - This transaction made CBU a $6.4 billion institution operating in nearly every market in Upstate New York
  - Wilber was the leader in deposit market share in the Oneonta MSA, an area where CBU had no branches
  - Wilber operated in markets similar to where CBU has historically performed well, including those areas within the Marcellus Shale formation
  - **Wilber's branch network provided an attractive platform for CBU's existing product suite**

Accretion:

- **Earnings accretion of 2-4% (excluding one-time costs) in 2011 and expected in 2012, with an IRR of approximately 12%**

Capital:

- **80/20% stock/cash mix provided capital support to remain substantially above well-capitalized**

Total Shareholder Returns

(Through December 31, 2011, or most recent available, Including Reinvestment of Dividends)

	2 Years	4 Years	10 Years	15 Years
CBU	**25.0%**	**13.5%**	**11.9%**	**11.2%**
S&P 600 Comm. Bank	9.0%	(9.9%)	(1.8%)	4.3%
NASDAQ Bank	1.1%	(9.5%)	0.3%	4.0%
S&P 500	8.4%	(1.6%)	2.9%	5.4%
DJIA	11.2%	(0.8%)	4.6%	6.7%

Source: Bloomberg

Consistent Dividend Focus

- Strong Dividend Payment
  - $1.04 per share annualized
  - Payout ratio of just 50%
- Excellent Dividend Yield:
  - 3.7% as of December 31, 2011
- Outstanding Track Record of Payment Increases
  - 8.3% increase in July 2011
  - 19 straight years

Investment Merits

- NYSE-listed Company with Significant Liquidity.
- Long-term Growth Focus.
- Successful and Effective Operating Strategy.
- Strong Fundamentals with Excellent Asset Quality.
- Superior Return to Shareholders.

Appendix

Reconciliation of GAAP and Non-GAAP

Community Bank System's management uses the term "non-GAAP" financial measures in their analysis of the company's performance and operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. The types of non-GAAP financial measures used in this presentation include:

- Tangible equity, tangible common equity, tangible assets and tangible book value are non-GAAP financial measures which Community Bank System's management uses to assess the quality of capital and believes that investors may find useful in their analysis, although these metrics are not necessarily comparable to similar non-GAAP financial measures used by other companies. Tangible equity is calculated by excluding the balance of goodwill and other intangible assets from the calculation of total equity and adding back the amount of the deferred tax liability related to tax deductible goodwill. Tangible common equity is calculated by excluding the balance of goodwill and other intangible assets from the calculation of stockholders' equity and adding back the amount of the deferred tax liability related to tax deductible goodwill. Tangible assets is calculated by excluding the balance of goodwill and other intangible assets from the calculation of total assets and adding back the amount of the deferred tax liability related to tax deductible goodwill. Tangible book value per share is calculated by dividing tangible common equity by the number of shares outstanding at a point of time.
- Operating earnings is a non-GAAP financial measure which Community Bank System believes investors may find useful in their analysis. Operating earnings is calculated by excluding acquisition related charges from the calculation of noninterest expenses. The resulting increase in net income and diluted earnings per share is offset by the increase in tax liability related to such increase.

Non-GAAP Financial Reconciliation

	Full Year Earnings		
	GAAP 2011	Operating 2011	Difference
Net interest income	$209.4	$209.4	--
Provision for loan losses	4.7	4.7	--
Non-interest income	89.2	89.2	--
Total operating expenses	190.4	185.5	4.8
Income taxes	30.4	31.8	1.4
Net income	$73.1	$76.5	$3.4
Diluted earnings per share	$2.01	$2.10	$0.09

	Full Year Earnings		
	GAAP 2010	Operating 2010	Difference
Net interest income	$181.7	$181.7	--
Provision for loan losses	7.2	7.2	--
Non-interest income	88.8	88.8	--
Total operating expenses	176.9	175.5	1.4
Income taxes	23.1	23.4	0.4
Net income	$63.3	$64.3	$1.0
Diluted earnings per share	$1.89	$1.92	$0.03

Non-GAAP Financial Reconciliation

(in millions unless specified otherwise)				
	Year Ended			
	2001	2005	2008	2011
Tangible Equity				
Total Equity	268.0	457.6	544.7	774.6
Goodwill and Other Intangibles	142.3	224.9	328.6	360.6
Deferred Tax Liability Associated with Tax Deductible Goodwill	-	-	13.8	24.3
Tangible Equity	125.6	232.7	229.8	438.3
Tangible Common Equity				
Total Equity	268.0	457.6	544.7	774.6
Goodwill and Other Intangibles	142.3	224.9	328.6	360.6
Prefered Stock	-	-	-	-
Deferred Tax Liability Associated with Tax Deductible Goodwill	-	-	13.8	24.3
Tangible Common Equity	125.6	232.7	229.8	438.3
Tangible Assets				
Total Assets	3,213.4	4,152.5	5,174.6	6,474.7
Goodwill and Other Intangibles	142.3	224.9	328.6	360.6
Deferred Tax Liability Associated with Tax Deductible Goodwill	-	-	13.8	24.3
Tangible Assets	3,071.0	3,927.7	4,859.7	6,138.5
Common Shares Outstanding	25.8	30.0	32.6	37.0
TBV per share ($)	4.87	7.77	6.62	11.85
Tangible Equity / Tangible Assets	4.09%	5.93%	4.74%	7.12%

All the right pieces

Thank You

January 2012



Customer Service Focus
Solid Asset Quality
Exceptional Shareholder Returns
Strong Dividend Growth and Yield
Record of Strategic and Successful Acquisitions

Community Bank System, Inc.

CBU Listed NYSE